# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovid Corp., CIK 0001835378
CUSIP: 457679108**
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 116 E 16th Street, New York, New York (NY), 10003
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001451207

## Reporting persons
- SEQUOIA CAPITAL ISRAEL IV HOLDINGS, L.P. ("SEQUOIA CAPITAL ISRAEL IV HOLDINGS"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SEQUOIA CAPITAL ISRAEL IV, L.P. ("SEQUOIA CAPITAL ISRAEL IV"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC ISRAEL IV MANAGEMENT, L.P. ("SC ISRAEL IV MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SC ISRAEL IV GENPAR, LTD ("SC ISRAEL IV GENPAR"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SHMUEL LEVY ("SL"): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HAIM SADGER ("HS"): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Innovid Corp.
Address of issuer's principal executive offices: 116 E 16th StreetNew York, New York 10003

## Item 2. Person Filing
Name of person filing:
Sequoia Capital Israel IV Holdings, L.P.
Sequoia Capital Israel IV L.P.
SC Israel IV Management, L.P.
SC Israel IV Genpar, Ltd.
Shmuel Levy
Haim Sadger

SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.
Address of principal business office or, if none, residence:
C/O: Shimony House of Finance
26 Ben Gurion St.
P.O Box 2058, Bnei Brak
Ramat Gan, Israel 5112001
Citizenship: SEQUOIA CAPITAL ISRAEL IV HOLDINGS, SEQUOIA CAPITAL ISRAEL IV, SC ISRAEL IV MANAGEMENT, SC ISRAEL IV GENPAR: Cayman Islands; SL, HS: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SEQUOIA CAPITAL ISRAEL IV HOLDINGS, L.P.: 0
SEQUOIA CAPITAL ISRAEL IV, L.P.: 0
SC ISRAEL IV MANAGEMENT, L.P.: 0
SC ISRAEL IV GENPAR, LTD: 0
SHMUEL LEVY: 0
HAIM SADGER: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SEQUOIA CAPITAL ISRAEL IV HOLDINGS, L.P.: 0
SEQUOIA CAPITAL ISRAEL IV, L.P.: 0
SC ISRAEL IV MANAGEMENT, L.P.: 0
SC ISRAEL IV GENPAR, LTD: 0
SHMUEL LEVY: 0
HAIM SADGER: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SEQUOIA CAPITAL ISRAEL IV HOLDINGS, L.P. ("SEQUOIA CAPITAL ISRAEL IV HOLDINGS"): /s/ Shmuel Levy, Shmuel Levy, Authorized Signatory (05/14/2025)
- SEQUOIA CAPITAL ISRAEL IV, L.P. ("SEQUOIA CAPITAL ISRAEL IV"): /s/ Shmuel Levy, Shmuel Levy, Authorized Signatory (05/14/2025)
- SC ISRAEL IV MANAGEMENT, L.P. ("SC ISRAEL IV MANAGEMENT"): /s/ Shmuel Levy, Shmuel Levy, Authorized Signatory (05/14/2025)
- SC ISRAEL IV GENPAR, LTD ("SC ISRAEL IV GENPAR"): /s/ Shmuel Levy, Shmuel Levy, Authorized Signatory (05/14/2025)
- SHMUEL LEVY ("SL"): /s/ Shmuel Levy, Shmuel Levy (05/14/2025)
- HAIM SADGER ("HS"): /s/ Haim Sadger, Haim Sadger (05/14/2025)